Scott T. Parker Executive Vice President & Chief Financial Officer

CONFIDENTIAL TREATMENT REQUESTED BY CIT GROUP INC.

PURSUANT TO 17 C.F.R. §200.83

SECTIONS MARKED WITH AN [*] OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83.

May 19, 2014

Amit Pande

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC 20549

Re:	CIT Group Inc. Form 10-K for the period ended December 31, 2013 Filed February 28, 2014 File No. 001-31369

Dear Mr. Pande:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to your comment letter dated April 28, 2014 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013.

December 31, 2013 Form 10-K

General

1.	We note your disclosure regarding your priority to expand online deposit product offerings at CIT Bank on page 35 and the significant growth in online deposits in recent years as well as your reliance on brokered CD’s/sweeps as disclosed on page 72. To the extent your brokered deposits and online deposits are highly rate-sensitive, please revise future filings disclose the related risks and discuss how you manage these risks.

Company Response

We will revise our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2014, to disclose, in “Management’s Discussion and Analysis – Risk Management – Interest Rate Risk”, the risks related to the interest rate sensitivity of our brokered deposits and online deposits and how we manage those risks. A draft of our planned disclosure is as follows:

CIT Group Inc.	Tel:	973-740-5555
1 CIT Drive	Fax:	973-740-5264
Livingston, NJ 07039	scott.parker@cit.com

CONFIDENTIAL TREATMENT REQUESTED BY CIT GROUP INC. PURSUANT TO 17 C.F.R. §200.83

The Bank sources deposits primarily through direct-to-consumer (via the internet) and brokered channels. At March 31, 2014, the Bank had over $13 billion in deposits, half of which were obtained through our direct channel while approximately 40% were sourced through brokers with the remainder from institutional and other sources. Fixed rate, term deposits represented over 60% of our deposit portfolio.

The deposit rates we offer can be influenced by market conditions and competitive factors. Changes in interest rates can affect our pricing and potentially impact our ability to gather and retain deposits. Rates offered by competitors also can influence our rates and our ability to attract and hold deposits.

The majority of the Bank’s deposits are fixed-rate. In a rising rate environment, the Bank may need to increase rates to renew maturing deposits and attract new deposits. Rates on our savings account deposits may fluctuate due to pricing competition and may also move with short-term interest rates, on a lagging basis. In general, retail deposits represent a low-cost source of funds and are less sensitive to interest rate changes than many non-deposit funding sources. Our ability to gather brokered deposits may be more sensitive to rate changes than other types of deposits. We manage this risk by limiting maturity concentration and emphasizing new issuance in long-dated maturities of up to ten years. We regularly stress test the effect of deposit rate changes on our margins and seek to achieve optimal alignment between assets and liabilities from an interest rate risk management perspective.

Financial Statements

Note 17 – Income Taxes – Net Operating Loss Carry-Forwards, page 126

2.	You disclose that certain reporting entities with net operating loss carry-forwards have been profitable but that you continue to record a full valuation allowance on these entities’ net deferred tax assets due to their history of losses. Please tell us the amount of net deferred tax assets and the valuation allowance recorded related to these entities.

To the extent the valuation allowance amount is material for these reporting entities, please provide us your accounting analysis that details all of the relevant facts and circumstances, the significant positive and negative evidence considered and how such evidence was weighted, and identifies the specific accounting guidance that supports your decision to record a full deferred tax asset valuation allowance at December 31, 2013. Your analysis should include but not be limited to:

a.	An analysis of your historical taxable income and projected future tax or US GAAP income by year with a schedule detailing by year when you expect to realize the benefits from the deferred tax assets.

b.	For your projections of future tax or US GAAP income, please:

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CONFIDENTIAL TREATMENT REQUESTED BY CIT GROUP INC. PURSUANT TO 17 C.F.R. §200.83

i.	identify the most significant inputs and assumptions,
ii.	provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,
iii.	provide specific evidence which supports the inputs and assumptions, and
iv.	provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

c.	An analysis comparing actual income versus forecasted taxable income or US GAAP income for the fiscal years ended December 31, 2013, 2012 and 2011. Please explain the reasons for any significant differences.

Company Response

Net Deferred Tax Assets and Valuation Allowances

Please refer to the chart below for the amounts of the net deferred tax assets (“DTAs”) and valuation allowances (“VAs”) for those tax reporting entities with net operating loss carry-forwards (“NOLs”) which have shown some level of profitability in certain of the most recent periods. In the U.S., the Company files a U.S. consolidated federal tax return and combined unitary state returns in various jurisdictions. Thus, the tax reporting entity for U.S. GAAP reporting purposes is the “U.S. Affiliated Group”.

In the U.K., the reporting entities listed in the chart below file separate tax returns but have the ability to surrender current-year operating losses to other profitable U.K. reporting entities under the U.K. “group relief provisions”. Consequently, it is only after the aggregate U.K. Group is profitable, that there exists the ability to utilize any reporting entity’s respective net DTAs. Additionally, the taxable profits of the reporting entity can only be reduced by its NOL if the profits were earned in the same type of business that created the NOL. Thus, the potential utilization of the net DTAs, which are comprised of DTAs on NOLs and other deductible temporary differences, reduced by the deferred tax liabilities (“DTLs”) on reversing taxable temporary differences, is assessed in aggregate for the U.K. Group.

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CONFIDENTIAL TREATMENT REQUESTED BY CIT GROUP INC. PURSUANT TO 17 C.F.R. §200.83
	Summary			Summary of Significant Tax Attributes
dollars in millions	Net DTA (DTL) before Valuation Allowance	Valuation Allowances	Net DTA (DTL) after Valuation Allowances	Net Operating Losses (Gross)	Net Operating Losses (Tax Effected)
Total U.S. Affiliated Group[1]	[*]	[*]	[*]	[*]	[*]
U.K. (CIT Group (UK) Limited)	[*]	[*]	[*]	[*]	[*]
U.K. (CIT Bank Limited)	[*]	[*]	[*]	[*]	[*]
U.K. (CIT Capital Finance UK Ltd.)	[*]	[*]	[*]	[*]	[*]
U.K. (CIT Vendor Finance UK Ltd.)	[*]	[*]	[*]	[*]	[*]
U.K. (CIT Equip Finance UK)	[*]	[*]	[*]	[*]	[*]
U.K. All others	[*]	[*]	[*]	[*]	[*]
Total U.K. Group[2]	[*]	[*]	[*]	[*]	[*]
Ireland (CIT Group Finance (Ireland))	[*]	[*]	[*]	[*]	[*]
Sweden (CIT Group (Nordic) AB)	[*]	[*]	[*]	[*]	[*]
France (CIT France - SAS)	[*]	[*]	[*]	[*]	[*]
Total - other jurisdictions	[*]	[*]	[*]	[*]	[*]
Grandtotal	[*]	[*]	[*]	[*]	[*]

[1]The U.S. Affliliated Group is comprised of both the U.S. federal and state Net DTAs and valuation allowance balances. The $[*] million net DTL balance primarily represents the deferred tax liability originating from the tax amortization of goodwill, which is deemed to have an indefinite useful life and cannot be used to support the recognition of the DTAs because it is uncertain when the DTL will reverse.

2In the U.K., the reporting entities file separate tax returns but have the availability of the “group relief provisions”, which provides an entity the ability to surrender current year excess net operating losses to the other UK reporting entities to offset any of their respective taxable profits. Thus, the potential utilization of the net deferred tax assets is assessed in aggregate.

Accounting Analysis

At each respective balance sheet date, the Company performs an analysis of all available evidence, both positive and negative, consistent with the provisions of ASC 740-10-30-17, to evaluate the ability of each reporting entity to realize its deferred tax assets. Based on the weight of that evidence, the Company determines whether the valuation allowance should continue to be recorded or released against the reporting entity’s respective net deferred tax assets.

ASC 740-10-30-18 states that “future realization of the tax benefit of an existing deductible temporary difference or NOL carry-forward ultimately depends on the existence of sufficient taxable income within the carryback and carry-forward period available under the tax law”. As such, the Company has considered all four of the following potential sources of taxable income that could be used to realize the tax benefit including weighing the evidence available in our evaluation:

•	Taxable income in carryback years,
•	Future reversals of existing taxable temporary differences (deferred tax liabilities),
•	Prudent and feasible tax planning strategies, and
•	Future taxable income forecasts.

Only that portion of the DTA that meets the “more likely than not” threshold for future realization may be recognized in the financial statements. GAAP literature and the guidance provided by the leading accounting firms make it clear that the use of “cumulative losses in recent years” (per ASC 740-10-30-21) is the most heavily weighted form of negative evidence and that it is difficult to overcome. This is because “cumulative losses in recent years” is one of the most objectively verifiable forms of evidence. Further, ASC 740-10-30-23 states:

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CONFIDENTIAL TREATMENT REQUESTED BY CIT GROUP INC. PURSUANT TO 17 C.F.R. §200.83

“An entity shall use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.”

In this regard, the widely accepted guideline is three years of cumulative normalized Book Taxable Income, which represents the reporting entity’s pretax book income adjusted for permanent tax items (i.e. adjustments to pretax income needed to compute taxable income that will not reverse in the future), and excluding any unusual and one-time events. As indicated by applicable accounting standards, it is inherently difficult to conclude a VA is not required where there is significant objective and verifiable negative evidence, such as cumulative losses in recent years.

However, in determining the need for a valuation allowance, the Company also considered the guidance in ASC 740-10-30-22, which includes examples of positive evidence that might support a conclusion that a valuation allowance is not needed when there also is negative evidence. Specifically, ASC 740-10-30-22(c) states that such positive evidence may include “…a strong earnings history exclusive of the loss that created the future deductible amount (tax loss carry-forward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.”

The Company reviewed the facts and circumstances regarding the generation and utilization of the NOLs, the length of the available NOL carry-forward period, the Company’s historical operating performance, uncertainties in the business model that made it difficult to create a reliable long-term, legal entity forecast of book and taxable income, and the availability of prudent and feasible tax planning strategies. Based on these factors, management determined that a valuation allowance was required for each of these entities.

U.S. Affiliated Group

As of December 31, 2013, the Company continued to record a valuation allowance on the domestic net DTAs of approximately $1.3 billion. Included in the domestic net DTAs is a deferred tax asset of $[*] billion related to the U.S. federal and state NOLs.

In accordance with the guidance set forth above, the Company examined both the positive and negative evidence relating to the realization of the US DTAs, and has concluded that the negative evidence continues to outweigh the positive evidence, and determined that a valuation allowance was still required because it was not “more likely than not” that the net DTAs would be realized.

The following chart provides a summary of the conclusions reached from the evaluation of the primary four potential sources of future taxable income:

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CONFIDENTIAL TREATMENT REQUESTED BY CIT GROUP INC. PURSUANT TO 17 C.F.R. §200.83
Four Sources of Future Taxable Income	Positive or Negative Evidence	Weight of Reliance on Evidence
Taxable income in carryback years	Negative	High
Future reversals of existing taxable temporary differences (deferred tax liabilities)	Positive	High
Prudent and feasible tax planning strategies	Negative	High
Future taxable income forecasts	Positive	Low

Taxable Income in carryback years

Based on the current tax law, the Company did not have any carryback potential with respect to any of its U.S. federal and state tax attributes as of December 31, 2013.

Future reversals of existing taxable temporary differences (deferred tax liabilities)

The Company considered the future reversal of its existing taxable temporary differences corresponding to its domestic DTLs when assessing the probability of realizing the benefit on its gross DTAs and the need for a valuation allowance. Given that these existing taxable temporary differences, excluding the temporary difference on goodwill which has an indefinite useful life making the timing of its reversal uncertain, will reverse prior to the statutory expiration of the domestic DTAs, the Company’s DTLs were considered positive evidence, and accordingly, the valuation allowance was recorded against the reporting entity’s net deferred tax asset (i.e. inclusive of the domestic DTLs).

Prudent and feasible tax planning strategies

The Company has not identified any prudent and feasible tax planning strategies to help ensure the utilization of the U.S. NOLs before they expire. Given the size of the U.S. NOLs, the expiration period, recent history of limited taxable income, combined with the fact that the Company has a significant amount of leasing assets, which provide significant tax depreciation deductions that reduces taxable income, tax planning opportunities, if and when identified, will become significant inputs to the forecast of future taxable income.

Future taxable income forecasts

Reliance on future taxable income is the most subjective of all sources of taxable income and requires significant judgment. Financial and economic uncertainties, some of which relate to the Company’s most recent financial performance, including “cumulative losses in recent years”, have posed challenges to formulating a reliable forecast. More specifically, in recent years, the Company has experienced: (a) a bankruptcy filing and emergence from bankruptcy in 2009, (b) volatility in earnings created by fresh start accounting, (c) international platform rationalizations, (d) expense management initiatives, (e) margin pressure, (f) debt restructuring including the pay down and refinancing of high cost debt, and (g) reorganization of its operating segments.

As previously discussed, “cumulative losses in recent years” is the most heavily weighted form of negative evidence and contributed to the low reliance on the forecast of future taxable income. As of December 31, 2013, the U.S. reporting entity is in a cumulative three year loss

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CONFIDENTIAL TREATMENT REQUESTED BY CIT GROUP INC. PURSUANT TO 17 C.F.R. §200.83

position. The cumulative three year U.S. Book Taxable Income (Loss) – normalized (defined above) was $[*] billion and $[*] million as of December 31, 2012 and 2013, respectively.

dollars in millions	2010 Per Tax Return	2011 Per Tax Return	2012 Per Tax Return	Cumulative 3 Year as of 2012	2013 Estimate	Cumulative 3 Year as of 2013

Consolidated Pretax Income (Loss)	771.4	178.4	(454.8)	182.4	774.0	466.2

Domestic Pretax Income (Loss)	[*]	[*]	[*]	[*]	[*]	[*]

Book Taxable Income (Loss) - normalized[1]	[*]	[*]	[*]	[*]	[*]	[*]

Taxable Income (Loss)[2]	[*]	[*]	[*]	[*]	[*]	[*]

[1]Book Taxable Income (Loss) - (normalized), the relevant measure of the company's recent history of losses and profits, includes domestic pretax income, impact of permanent tax items, and excludes non-recurring items.

[2]Taxable Income (Loss) includes Book Taxable Income (Loss) - (normalized), non-recurring items, and the impact of temporary items. The key temporary items are: depreciation related to leases, fresh start accounting adjustments, and non deductible accruals/reserves.

The Company had a relatively large Book Taxable Loss in 2011. This loss is a significant contributor to the cumulative loss as of 2013, therefore, as it rolls off the three year rolling analysis and is replaced by expected profitability in 2014, it is probable the reporting entity will achieve cumulative three year income position later in 2014. However, as of December 31, 2013, sustained profitability was not demonstrated and the Company did not have sufficient objective and verifiable positive evidence on which to place a significant weight on forecasts of future taxable income. Furthermore, the Company has yet to demonstrate the ability to consistently generate sufficient U.S. taxable income to utilize the U.S. NOLs.

Part of the Company’s assessment of the realization of all or portion of the deferred tax assets, specifically the NOL DTA, is the forecast of future taxable income. The forecast of future taxable income covers multiple years and takes into account the size and expiration period of the Company’s U.S. NOLs. Given the inability to generate sustained profitability combined with the above mentioned uncertainties, the Company has not presently given significant weight to its long term forecasts. As the Company gets closer to overcoming the aforementioned negative evidence and the uncertainties diminish, it is developing more robust forecasts of future Book Taxable Income to include in the evaluation of potential utilization of the net DTAs within the NOL carry-forward periods. This forecast will schedule, by year, the expected timing of realization of the benefits of the DTA.

Going forward, the forecast model used to support the realization of the reporting entity’s DTAs will reflect many factors including: (a) portfolio growth assumptions, (b) mix of assets by legal entity and geographic location, (c) the reliance on forecasts that cover multiple years not included in any strategic plans, (d) strategic actions, and (e) tax planning. The Company will identify and validate the significant inputs and will perform a sensitivity analysis of their respective impact on the forecast.

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CONFIDENTIAL TREATMENT REQUESTED BY CIT GROUP INC. PURSUANT TO 17 C.F.R. §200.83

It should be noted that there continues to be improvement in the positive evidence of future taxable income, including that the Company generated a modest amount of Normalized Book Taxable Income in 2012 and 2013. Furthermore, the preliminary profit forecasts for 2014 and 2015 are also positive as the Company continues to expand the domestic bank, and pursue cost reduction strategies, and is assessing potential tax planning opportunities. Other positive evidence includes the fact that the expiration of the U.S. federal NOLs does not commence until 2027.

UK Group

As of December 31, 2013, the Company continues to maintain a valuation allowance on the U.K. Group’s net DTAs of approximately $[*] million.

In the U.K., the reporting entities file separate tax returns but have the ability to offset income and losses within the U.K. Group under the “group relief provisions”. These provisions permit a U.K. loss entity to surrender its current year operating loss to another profitable U.K. reporting entity. Thus, the potential utilization of the net DTAs is assessed in aggregate for the U.K. Group.

For the U.K., a similar analysis is performed as discussed in the “accounting analysis” section above. Based on the current analysis, the Company has examined both the positive and negative evidence relating to the realization of the U.K. Group’s net DTA, concluded that the negative evidence outweighs the positive evidence, and determined that a full valuation allowance was still required because it was not “more likely than not” that the net DTAs would be realized. The following chart provides a summary of the conclusions reached from the evaluation of the primary four potential sources of future taxable income:

Four Sources of Future Taxable Income	Positive or Negative Evidence	Weight of Reliance on Evidence
Taxable income in carryback years	Negative	High
Future reversals of existing taxable temporary differences (deferred tax liabilities)	Positive	Low
Prudent and feasible tax planning strategies	Negative	High
Future taxable income forecasts	Positive	Low

Taxable Income in carryback years

The Company did not have any carryback potential with respect to any of its U.K. tax attributes as of December 31, 2013.

Future reversals of existing taxable temporary differences (deferred tax liabilities)

The Company evaluated the existence of deferred tax liabilities that may offset deferred tax assets when assessing the need for a valuation allowance. The deferred tax liabilities are approximately $[*] million in the UK and thus have minimal impact in the analysis. The significant DTAs are comprised of NOLs that have an unlimited carry-forward life, and temporary

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CONFIDENTIAL TREATMENT REQUESTED BY CIT GROUP INC. PURSUANT TO 17 C.F.R. §200.83

differences related to the leasing assets. Thus, the valuation allowance is recorded against the reporting entity’s net deferred tax asset (i.e. inclusive of their respective deferred tax liabilities).

Prudent and feasible tax planning strategies

The Company has not concluded on any prudent and feasible tax planning strategies, which are further restricted due to the fact that future profits must originate from the same type of business that created the NOLs.

Future taxable income forecasts

Reliance on future taxable income is the most subjective of all sources of taxable income and requires significant judgment. Uncertainties surrounding the Company’s UK business plans, the recent international platform rationalizations, and the “cumulative losses in recent years” have made it challenging to project future taxable income. Other facts and circumstances considered include: (a) uncertainty around potential re-leveraging of the U.K. companies following the sale of certain businesses, and (b) uncertainty around the impact of the global re-organization on the level of transfer pricing charges made to the U.K. entities by CIT Group Inc. The primary inputs for the forecast of future taxable income will continue to be identified as the business plans for the international operations evolve.

Similar to the U.S. DTA analysis, the most heavily weighted negative evidence in the assessment of the realization of the DTA was the U.K. Group’s cumulative normalized book taxable loss position as of December 31, 2013. The U.K. Group has $[*] million and $[*] million of cumulative three year losses, as shown in the table below, at the end of 2012 and 2013, respectively.

Entity Name	CIT Group (UK) Limited	CIT Group Holdings (UK) Limited	CIT Bank Limited	CIT Capital Finance (UK) Ltd.	CIT Vendor Finance (UK) Ltd.	CIT Equip Finance UK	Other (mainly Aerospace entities)	Total UK Group
dollars in millions

2010
Adjusted Pretax Income (Loss)	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Book Taxable Income (Loss) - normalized	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

2011
Adjusted Pretax Income (Loss)	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Book Taxable Income (Loss) - normalized	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

2012
Adjusted Pretax Income (Loss)	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Book Taxable Income (Loss) - normalized	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Cumulative 3 Years as of 12/31/2012
Adjusted Pretax Income (Loss)	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Book Taxable Income (Loss) - normalized	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

2013
Adjusted Pretax Income (Loss)	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Book Taxable Income (Loss) - normalized	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Cumulative 3 Years as of 12/31/2013
Adjusted Pretax Income (Loss)	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Book Taxable Income (Loss) - normalized	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

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CONFIDENTIAL TREATMENT REQUESTED BY CIT GROUP INC. PURSUANT TO 17 C.F.R. §200.83

There continues to be improvement in the positive evidence, including that the Company generated normalized book taxable income in two of the three most recent years, 2011 and 2012. And, although the preliminary forecast for 2014 is a loss, the Company is forecasting positive earnings for 2015 onwards. The other key factors that were considered positive evidence included: (a) the indefinite carry-forward period for NOLs in the U.K., (b) the ability to claim group relief on future losses, and (c) the forecast profitability of the U.K. Group based on the Company’s strategic plan. During 2014, the Company will continue to evaluate progress in its U.K. leasing and Commercial Finance businesses.

Other Jurisdictions

Ireland (CIT Group Finance (Ireland)

The reporting entity in Ireland that has shown recent profitability was winding down its current businesses as of December 31, 2013, therefore management concluded that there would not be sufficient future earnings to support a reversal of the valuation allowance. However, the Company is exploring specific tax planning strategies, which may impact this conclusion in the future.

Sweden (CIT Group (Nordic) AB)

The reporting entity in Sweden that has shown recent profitability was winding down its current businesses as of December 31, 2013 and therefore management concluded that there will not be sufficient future earnings to support a reversal of the valuation allowance.

France (CIT France - SAS)

The reporting entity in France that has shown recent profitability was winding down its current businesses as of December 31, 2013 and therefore management concluded that there will not be sufficient future earnings to support a reversal of the valuation allowance.

Forecast Analysis (actual income versus forecasted GAAP income)

The below chart shows the Company’s short term forecasts as of each quarter end for the requested years versus the actual results at the end of the year. As shown in the chart below, the Company routinely produces reliable one-year annual forecasts on a legal entity basis.

dollars in millions	Full Year Forecast as of			Actual Results	Full Year Forecast as of			Actual Results	Full Year Forecast as of			Actual Results
Entity Name	Q1 2011	Q2 2011	Q3 2011	2011 Full Year	Q1 2012	Q2 2012	Q3 2012	2012 Full Year	Q1 2013	Q2 2013	Q3 2013	2013 Full Year
U.S. Entities	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
UK Group:
CIT Group (UK) Limited	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
CIT Group Holdings(UK) Ltd.	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
CIT Bank Limited	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
CIT Capital Finance (UK) Ltd.	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
CIT Vendor Finance (UK) Ltd.	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
CIT Equip Finance UK	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
CIT Vendor Fin I Ltd.	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
CIT Vendor Fin Note Purchase	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Other Aerospace entities	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Total UK Group	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

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CONFIDENTIAL TREATMENT REQUESTED BY CIT GROUP INC. PURSUANT TO 17 C.F.R. §200.83

Over the last few years, the Company has experienced some uncommon events and undertaken some significant strategic initiatives to reposition the Company for future success. These events were separate from the core operating business activities of the Company and have made it very challenging to produce precise and reliable long term forecasts. More specifically, in recent years, the Company has experienced: (a) a bankruptcy filing and emergence from bankruptcy in 2009, (b) volatility in earnings created by fresh start accounting, (c) international platform rationalizations, (d) expense management initiatives, (e) margin pressure, (f) debt restructuring including the pay down and refinancing of high cost debt, and (g) reorganization of its operating segments. As the repositioning of the Company and the strategic actions taken in the past few years are completed, combined with decreasing impact from unusual events on the results of the Company, the level of reliance that can be placed on future long term forecasts should increase.

*                          *                          *

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CONFIDENTIAL TREATMENT REQUESTED BY CIT GROUP INC. PURSUANT TO 17 C.F.R. §200.83

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call Carol Hayles, Executive Vice President & Controller, at 973-740-5240, or the undersigned at (973) 740-5555.

Sincerely,
/s/ Scott T. Parker
Scott T. Parker
Executive Vice President &
Chief Financial Officer

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